Exhibit 99.1

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO EAGLE ANNOUNCES ADDITIONAL INVESTMENT IN
CARTIER RESOURCES INC.

Toronto (May 18, 2022) – Agnico Eagle Mines Limited (NYSE: AEM, TSX: AEM) ("Agnico Eagle") announced that it has agreed to subscribe for 14,000,000 units ("Units") of Cartier Resources Inc. (TSX-V: ECR) ("Cartier") in a non-brokered private placement at a price of $0.13 per Unit for total consideration of approximately $1,820,000. Each Unit is comprised of one common share of Cartier (a "Common Share") and one-half of one common share purchase warrant of Cartier (each full warrant, a "Warrant"). Each Warrant entitles the holder to acquire one Common Share at a price of $0.16 for a period of 36 months following the closing date of the private placement. Closing is expected to occur on or about May 20, 2022 and is subject to certain conditions.

Agnico Eagle currently owns 35,292,536 Common Shares, representing approximately 13.33% of the issued and outstanding Common Shares on a non-diluted basis. On closing of the private placement, Agnico Eagle will own 49,292,536 Common Shares and 7,000,000 Warrants, representing approximately 17.70% of the issued and outstanding Common Shares on a non-diluted basis and 19.72% of the issued and outstanding Common Shares on a partially-diluted basis assuming exercise of the Warrants held by Agnico Eagle.

Agnico Eagle and Cartier entered into an investor rights agreement dated December 22, 2016. In connection with closing of the private placement, Agnico Eagle and Cartier will enter into an amended and restated investor rights agreement pursuant to which Agnico Eagle will be entitled to, among other things, the following rights (subject to maintaining certain ownership thresholds): (a) the right to participate in certain equity financings by Cartier in order to acquire up to a 19.97% ownership interest in Cartier; and (b) the right (which Agnico Eagle has no present intention of exercising) to nominate one person (and in the case of an increase in the size of the board of directors of Cartier to 10 or more directors, two persons) to the board of directors of Cartier.

Agnico Eagle is acquiring the Common Shares and Warrants for investment purposes. Depending on market conditions and other factors, Agnico Eagle may, from time to time, acquire additional Common Shares, common share purchase warrants or other securities of Cartier or dispose of some or all of the Common Shares, Warrants or other securities of Cartier that it owns at such time.

An amended early warning report will be filed by Agnico Eagle in accordance with applicable securities laws. To obtain a copy of the early warning report, please contact:

Jean-Marie Clouet
Agnico Eagle Mines Limited
145 King Street East, Suite 400
Toronto, Ontario M5C 2Y7
Telephone: 416-947-1212

Agnico Eagle's head office is located at 145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7. Cartier’s head office is located at 1740, chemin Sullivan, Suite 1000, Val-d’Or, Quebec J9P 7H1.

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company, producing precious metals from operations in Canada, Australia, Finland and Mexico. It has a pipeline of high-quality exploration and development projects in these countries as well as in the United States and Colombia. Agnico Eagle is a partner of choice within the mining industry, recognized globally for its leading environmental, social and governance practices. Agnico Eagle was founded in 1957 and has consistently created value for its shareholders, declaring a cash dividend every year since 1983.

Forward-Looking Statements

The information in this news release has been prepared as at May 18, 2022. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "may", "will" or similar terms.

Forward-looking statements in this news release include, without limitation, statements relating to the expected closing date of the private placement, Agnico Eagle's ownership interest in Cartier upon closing of the private placement, Agnico Eagle's acquisition or disposition of securities of Cartier in the future and the terms of the amended and restated investor rights agreement.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Many factors, known and unknown, could cause actual results to be materially different from those expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Other than as required by law, Agnico Eagle does not intend, and does not assume any obligation, to update these forward-looking statements.